UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, Par Value €0.01 Per Share

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Amit Ben-Yehuda Kardan Technologies Ltd. 154 Menachem Begin Street Tel Aviv 64921, Israel Tel: (972)(3) 608-3444 Fax: (972)(3) 608-3434	Anat Treibatch Formula Vision Technologies (F.V.T.) Ltd. 1 Hashikma Street Savyon 56530, Israel Tel: (972)(3) 734-3100 Fax: (972)(3) 736-7770
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N7716A102	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Portfolio Holdings Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 753,625
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 753,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,625
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 753,625
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 753,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,625
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. Kardan Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,409,793
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,409,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,409,793
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. Kardan Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,409,793
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,409,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,409,793
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. Kardan Yazamut (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 5,409,793
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 5,409,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,409,793
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Technologies (F.V.T.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,490,284
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,490,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,284
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS. Dan Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 1,490,284
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 1,490,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,284
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

The undersigned, Formula Vision Portfolio Holdings Limited Partnership ("Formula Vision LP"), Formula Vision Holdings Ltd. ("Formula Vision GP"), Kardan Technologies Ltd. ("Kardan Technologies"), Kardan Israel Ltd. ("Kardan Israel"), Kardan Yazamut (2011) Ltd. ("Kardan Yazamut"), Formula Vision Technologies (F.V.T.) Ltd. ("FVT") and Dan Goldstein (together, the "Reporting Persons") hereby file this Amendment No. 4 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on July 29, 2011, Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 25, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on October 11, 2011 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 21, 2011, with respect to the Common Shares, par value €0.01 per share (the "Common Shares"), of Sapiens International Corporation N.V., a Curaçao company ("Sapiens").  The Amendment (i) amends and supplements Items 3, 4, 5 and 6 of the Schedule 13D, as amended, and (ii) adds Exhibit 14 under Item 7 of the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

On January 26, 2012, Formula Vision LP distributed to its limited partners, Kardan Technologies and FVT, 6,782,618 Common Shares beneficially owned by Formula Vision LP (the "Distribution").  5,376,168 Common Shares were distributed by Formula Vision LP to Kardan Technologies and 1,406,450 Common Shares were distributed by Formula Vision LP to FVT.

Item 4.	Purpose of Transaction

On January 26, 2012, Kardan Technologies, FVT and Formula Systems (1985) Ltd. ("Formula Systems") entered into a Share Purchase Agreement ("Purchase Agreement") pursuant to which (i) Kardan Technologies sold to Formula Systems 720,000 Common Shares for a purchase price of $4.00 per Common Share, or an aggregate purchase price of $2,880,000, and (ii) FVT sold to Formula Systems 880,000 Common Shares for a purchase price of $4.00 per Common Share, or an aggregate purchase price of $3,520,000.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 14 hereto and is incorporated herein by reference.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, Kardan Technologies agreed with Formula Systems that it shall cause the member of Sapiens' Board of Directors recommended by Kardan Technologies to resign from his office within two business days as of delivery to Kardan Technologies of such written request from Formula Systems, provided that such resignation shall be conditioned upon a representative of Kardan Technologies being simultaneously appointed as an observer to Sapiens' Board of Directors.

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in Sapiens, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Sapiens, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Sapiens owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Sapiens's business and prospects, other developments concerning Sapiens and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Sapiens.

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 39,587,694 Common Shares outstanding.

Page 10 of 14 Pages

As of January 26, 2012, Formula Vision LP directly beneficially owns 753,625 Common Shares, representing approximately 1.90% of the outstanding Common Shares, all of which are held in escrow with an escrow agent until August 2012 to secure the indemnification and other obligations of Formula Vision LP to Sapiens.  Formula Vision LP disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons.

As of January 26, 2012, Formula Vision GP does not directly beneficially own any Common Shares.  Formula Vision GP is the general partner of Formula Vision LP.  By reason of its ability to influence the control of Formula Vision LP, Formula Vision GP may be deemed to indirectly beneficially own, and share the power to vote and dispose of, the 753,625 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 1.90% of the outstanding Common Shares.  Formula Vision GP disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 753,625 Common Shares directly beneficially owned by Formula Vision LP.

As of January 26, 2012, Kardan Technologies directly beneficially owns 4,656,168 Common Shares, representing approximately 11.76% of the outstanding Common Shares.  Kardan Technologies is the limited partner of Formula Vision LP and owns 49% of the shares of Formula Vision GP.  By reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, Kardan Technologies may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 753,625 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 1.90% of the outstanding Common Shares.  Kardan Technologies disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 753,625 Common Shares it directly beneficially owns.

As of January 26, 2012, Kardan Israel does not directly beneficially own any Common Shares.  Kardan Israel owns 84.94% of the shares of Kardan Technologies.  By reason of its ability to influence the control of Kardan Technologies, Kardan Israel may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) the 4,656,168 Common Shares directly beneficially owned by Kardan Technologies, representing approximately 11.76% of the outstanding Common Shares, and (ii) the 753,625 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 1.90% of the outstanding Common Shares.  Kardan Israel disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 4,656,168 Common Shares directly beneficially owned by Kardan Technologies and the 753,625 Common Shares directly beneficially owned by Formula Vision LP.

As of January 26, 2012, Kardan Yazamut does not directly beneficially own any Common Shares.  Kardan Yazamut owns 73.67% of the shares of Kardan Israel.  By reason of its ability to influence the control of Kardan Israel, Kardan Yazamut may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) the 4,656,168 Common Shares directly beneficially owned by Kardan Technologies, representing approximately 11.76% of the outstanding Common Shares, and (ii) the 753,625 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 1.90% of the outstanding Common Shares.  Kardan Yazamut disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 4,656,168 Common Shares directly beneficially owned by Kardan Technologies and the 753,625 Common Shares directly beneficially owned by Formula Vision LP.

As of January 26, 2012, FVT directly beneficially owns 736,659 Common Shares, representing approximately 1.86% of the outstanding Common Shares.  FVT is the limited partner of Formula Vision LP and owns 51% of the shares of Formula Vision GP.  In addition, by reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, FVT may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 753,625 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 1.90% of the outstanding Common Shares.  FVT disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 753,625 Common Shares directly beneficially owned by Formula Vision LP.

As of January 26, 2012, Dan Goldstein does not directly beneficially own any Common Shares.  Mr. Goldstein owns 55.14% of the shares of FVT.  By reason of his ability to influence the control of FVT, Mr. Goldstein may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) the 736,659 Common Shares directly beneficially owned by FVT, representing approximately 1.86% of the outstanding Common Shares and (ii) the 753,625 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 1.90% of the outstanding Common Shares.  Mr. Goldstein disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 736,659 Common Shares directly beneficially owned by FVT and the 753,625 Common Shares directly beneficially owned by Formula Vision LP.

Page 11 of 14 Pages

(b)           As of January 26, 2012, Formula Vision LP, Formula Vision GP, Kardan Technologies, Kardan Israel, Kardan Yazamut, FVT and Dan Goldstein share the power to vote and dispose of, 753,625 Common Shares directly beneficially owned by Formula Vision LP.

As of January 26, 2012, Kardan Technologies, Kardan Israel and Kardan Yazamut share the power to vote and dispose of, 4,656,168 Common Shares directly beneficially owned by Kardan Technologies.

As of January 26, 2012, FVT and Dan Goldstein share the power to vote and dispose of, 736,659 Common Shares directly beneficially owned by FVT.

(c)           Except as previously described in Items 3 and 4 above, no transactions in the Common Shares have been effected by the Reporting Persons during the past 60 days.

(d)           None

(e)           As set forth in Items 3 and 4, as of January 26, 2012, each of Formula Vision LP, Formula Vision GP, FVT and Dan Goldstein ceased to be the beneficial owner of more than 5% of the issued and outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Pursuant to the Purchase Agreement, (i) Kardan Technologies sold to Formula Systems 720,000 Common Shares for a purchase price of $4.00 per Common Share, or an aggregate purchase price of $2,880,000, and (ii) FVT sold to Formula Systems 880,000 Common Shares for a purchase price of $4.00 per Common Share, or an aggregate purchase price of $3,520,000.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 14 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 14
Share Purchase Agreement, dated as of January 26, 2012, by and among Formula Systems (1985) Ltd., Kardan Technologies Ltd. and Formula Vision Technologies (F.V.T.) Ltd. (incorporated herein by reference to Exhibit 99.1 to Amendment No. 19 to Schedule 13D of Formula Systems (1985) Ltd., filed on January 31, 2012).

Page 12 of 14 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2012	Formula Vision Portfolio Holdings Limited Partnership

By: Formula Vision Holdings Ltd., its general partner

	By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

	By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Formula Vision Holdings Ltd.

By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Kardan Technologies Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Chief Executive Officer

Page 13 of 14 Pages

Kardan Israel Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Asher Elmoznino
Asher Elmoznino
CFO

Kardan Yazamut (2011) Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Asher Elmoznino
Asher Elmoznino
CFO

Formula Vision Technologies (F.V.T.) Ltd.

By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

By:	/s/ Anat Treibatch
Name: Anat Treibatch
Title: CFO

/s/ Dan Goldstein
Dan Goldstein

Page 14 of 14 Pages